This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change

April 5, 2006

Item 3: Press Release

A Press release dated and issued April 5, 2006 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is pleased to announce significant drill results for its Phase 8 exploration program at the River Valley PGM Project.

Item 5: Full Description of Material Change

Pacific North West Capital Corp. (PFN: TSX) is pleased to announce significant drill results for its Phase 8 exploration program at the River Valley PGM Project. Drilling totaled 3,681 metres in 20 drill holes, each targeted to evaluate new models of mineralization in the River Valley Intrusive (RVI) located east of Sudbury, Ontario.

At least two new platinum group metal (PGM) zones within the RVI have been indicated from mapping and drill testing (See Assay Table).  All of these zones appear to be controlled by layering and structures within the intrusive, and were not tested by previous drilling.   These new mineralized zones are open along strike and down dip and will require further drilling to evaluate their extent.

The drilling indicated new zones of PGM mineralization at Spade Lake, SL-01 (1.16 gpt over 18.0 metres) SL-02 (1.86 gpt over 1.0 metre) and SL-03 (1.32 gpt over 2.0 metres).  New anomalous zones have also been indicated in the Jackson Flats South (JFS) and Varley Extension (VE) area holes.  It has been recommended that a new phase of drilling and ground exploration programs will be conducted this summer to follow up on these results and to develop new targets within the intrusive.

Spade Lake, Varley and Jackson PGM Intersections Phase 8 Diamond Drilling
DDH	From (m)	To (m)	Interval (m)	Au (ppb)	Pt (ppb)	Pd (ppb)	3E (g/t)	Cu (ppm)	Ni (ppm)
SL-01	63	64	1	41	700	488	1.229	979	297
and	109	127	18	56	289	819	1.160	891	391
incl	109	111	2	80	365	1218	1.662	1875	807
incl	113	114	1	42	220	782	1.044	546	171
incl	115	116	2	64	330	1015	1.409	1024	458
incl	118	121	3	100	487	1168	1.754	1583	744
incl	124	127	3	67	500	1343	1.909	630	289
and	138	139	1	77	420	1110	1.607	948	474
and	144	145	1	81	340	918	1.339	1510	701
and	156	169	13	32	191	518	0.740	554	245
incl	156	158	2	63	365	1026	1.454	681	310
incl	161	162	1	65	420	937	1.422	1070	313
incl	166	167	1	57	270	853	1.180	1100	486
incl	168	169	1	56	400	1140	1.596	565	329
SL-02	123	124	1	8	470	1380	1.858	68	48
SL-03	84	86	2	15	770	536	1.321	372	216
VE-32	88	89	1	12	360	4030	4.400	58	23
JFS-04	122	123	1	8	600	666	1.274	103	17

The Qualified Person for this release is John Londry, VP Exploration. Assay results were provided by SGS Laboratories of Toronto, Ontario.  The half-core samples were prepared at SGS’s site in Garson, Ontario, and forwarded to SGS’s analytical facilities in Toronto.  Analyses for Au, Pt, and Pd were done using a lead collection fire assay with an ICP finish, and for base metals and trace elements using an aqua regia digestion with an ICP-ES finish.  PFN follows a strict QA/QC protocol of inserting standards, duplicates and blanks for each batch of samples.  Work on the River Valley Project is being conducted within a joint venture with Anglo American Platinum Corporation Limited (Anglo Platinum).

About Pacific North West Capital

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited ("Anglo Platinum"), the world's largest primary producer of platinum). Anglo Platinum has committed over $18 million to the River Valley Project to date and may earn a 65% interest by funding it through to production. In late 2004 PFN established a Base Metals Division and has an Option / Joint Venture in the Timmins Mining District with Falconbridge Ltd.

PFN is currently involved in an aggressive acquisition phase of its development and plans to add several new PGM and base metal projects to its portfolio in 2006.  The Company has approximately $3.5 million in working capital and no debt.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___April 5, 2006_______

Date

“Harry Barr”

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity